a2a
energie in comune

08001458

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC Mail Processing Section
MAR 24 2008
Washington, DC
106

BY COURIER

March 20, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

Encl.

dw 3/27

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

Milan, March 20, 2008 – A2A S.p.A. announced that the meeting of the Management Board to approve the drafts of the financial statements and of the consolidated financial statements for 2007 of Aem S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. and the proposal of net income allocation will be held on March 27, 2008.

For the presentation to the Financial Community a Roadshow is planned, starting from Milan on Tuesday 1 April and continuing in the following days in London, New York and Boston. In addition to 2007 results, lines of the Strategic Plan for the new Group A2A will be provided.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END